

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2014

<u>Via E-Mail</u>
Alexander F. Cohen
Latham & Watkins LLP
555 Eleventh Street NW Suite 1000
Washington, DC 20004

  Re: Allergan Inc.
    PREC14A filed October 7, 2014
    File No. 1-10269

Dear Mr. Cohen:

  We have reviewed your filing listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. All defined terms in this letter have the same meaning as in your proxy statement.

<u>PREC14A filed October 7, 2014</u>

<u>General</u>

1. In various places throughout your proxy materials, including in the letter to stockholders, you state that Pershing Square and Valeant's officers and directors "have a duty to act in the best interests of their respective stockholders, not Allergan's stockholders, unlike your Board, which has a duty to act in the best interests of <u>all</u> of Allergan's stockholders." These statements ignore the fact that if elected, Pershing Square and Valeant's nominees would similarly have a fiduciary duty to act in the best interests of Allergan's stockholders, just as current Allergan Board members who are also affiliated with other pharmaceutical and other companies must balance their responsibilities to different entities. Please revise throughout to clarify.

2. On the first page of the proxy statement, state the approximate date on which the proxy statement and proxy are first being sent or given to shareholders. See Item 1 of Schedule 14A.

3. Mark the cover page of proxy statement as "preliminary." See Rule 14a-6(e).

What is the position of the Allergan Board regarding the conditional Exchange Offer?, page 3

4. Throughout the proxy statement, you reference Allergan's recently-raised projections, including for expected compounded annual earnings per share and free cash flow. Projections such as these may be misleading to shareholders, in particular when they are cited as grounds to rebuff an existing offer by a third party. See Note A to Rule 14a-9. Please revise to provide a summary of the assumptions underlying and potential limitations for each of the projected figures in the proxy materials.

Why is the Allergan Board recommending against Pershing Square and Valeant's Proposals?, page 3

5. Here and elsewhere in the proxy statement, you assert that Pershing Square is financially incentivized to help Valeant pursue an acquisition of Allergan at the lowest possible price. Although Pershing Square will become a shareholder of Valeant, it is also a current shareholder of Allergan, and as such, its interests in that respect are aligned with other Allergan shareholders. Please balance your disclosure throughout the proxy materials to reflect this fact.

6. Here and elsewhere in the proxy statement and the letter to stockholders, you note that the Allergan Board has considered and continues to consider a number of key initiatives, including "consideration of acquisitions and strategic alternatives that increase stockholder value." To the extent that Allergan has been and continues to be in discussions or negotiations regarding extraordinary transactions, we believe such disclosure may be misleading and incomplete without a more fulsome discussion of the specific alternatives considered and steps taken to date. Please revise to describe.

Pershing Square and Valeant's Exchange Offer and Proxy Solicitation, page 6

7. In multiple places throughout the proxy statement, you reference the "conditional Exchange Offer." Most, if not all, tender offers including "friendly" offers recommended by the target company, are subject to specified conditions and could thus be characterized as "conditional." Many of the conditions on which Valeant's exchange offer is conditioned are within the exclusive control of Allergan. Please balance your references to the exchange offer as conditional to note the conditions that are within your control. Provide similar clarification where you reference conditions that are not waivable by Valeant (see page 8).

Valeant's Business Model Creates significant Risks and Uncertainties for Allergan's Stockholders, page 7

8. Explain your reference to "Valeant's limited disclosures in its financial statements, as compared to Allergan and its industry peers."

9. Refer to the last bullet point in this section. Provide dates and specific products and quantify what you term a "dramatic loss of market share" with respect to Valeant's filler and toxin assets as compared to Allergan's.

Background of Pershing Square and Valeant's Solicitation, page 8

10. Please describe any contacts between Allergan and Valeant/Pershing Square before April 21, 2014.

11. You state that on June 12, 2014, "without contacting Allergan to discuss any specific interpretational questions about the Rights Agreement, Pershing Square filed a complaint in the Delaware Court of Chancery." Clarify whether Pershing Square first sent a letter to Allergan seeking clarification of Allergan's interpretation of the Rights Agreement.

12. You state that before and after initiating the litigation that ended in the Stipulation Agreement on June 27, 2014, "Allergan had invited Pershing Square to discuss its concerns related to the Rights Agreement and the Bylaws." Clarify when and in what form such invitations occurred.

13. Where you note that Pershing Square and Valeant have delivered the requisite consents to call a special meeting under the Bylaws (including on page 11), state the percentage of shares represented by the consents provided.

Pershing Square and Valeant Proposal 2. Request to elect or appoint Pershing Square and Valeant's nominees as directors for Allergan, page 18

14. As to those proposals (including this one) that are precatory in nature, state your current intentions if the proposals pass. For example, where you note that Proposal 2 is non-binding in nature and that you would be under no legal obligation to take action no matter how many votes are cast in favor of this proposal, what are your current plans if it passes? If Allergan is currently undecided, explain the factors on which your decision would be based.

Certain Agreements, page 19

15. You state that Allergan does not currently have any amounts drawn under its Credit Agreement. State that under the cross-default provisions of Allergan's indentures, there are minimum thresholds with respect to defaults of other indebtedness and disclose such

minimum amount, which we understand to be $75 million. State whether Allergan has current intentions to draw down $75 million or more under its Credit Agreement before the special meeting. In addition, note if true, that the company may seek waivers from its lenders to avoid an event of default upon a change in control.

16. With respect to the change in control provisions under Allergan's equity plans and agreements with its executive officers, explain how those provisions are triggered. Would they be triggered solely by the removal and replacement of current directors at the special meeting? Please clarify.

Proposal 2, page 26

17. In contrasting the "substantial investments in Allergan" by Allergan's current directors with the minimal share ownership by Pershing and Valeant's nominees, you cite to the 2,852,501 shares of Allergan owned by current Board members. Balance this disclosure by noting that 2,500,000 of those Allergan shares are held by Mr. Pyott, who will remain on the Board following the removal and replacement of the current directors as proposed by Valeant and Pershing Square.

Proposal No. 3, page 28

18. Explain why, in your view, it would be abusive to allow a shareholder calling a special meeting to set the date, time and place of that meeting.

19. Describe the other "important procedural safeguards against abuse" you believe would be eliminated if Proposal 3 is adopted.

Proposal No. 4, page 29

20. Here and elsewhere in the proxy statement, you note that Allergan is "considering various issues associated with our Bylaws." State what "issues" you are examining and how the Board is considering addressing them.

21. You assert that Delaware law already adequately addresses this issue in an appropriate way. Explain what Delaware law provides in this context and why you believe it is provides better protection than the proposed Bylaw amendment.

22. Here and elsewhere in the proxy statement, you state that you have "engaged" and will continue to engage with stockholders to collect feedback and consider potential responsive amendments to your Bylaws. To the extent that contacts have already occurred, please describe them including with whom and how they were made. What issues have been identified and what are the ways in which the Board is considering addressing them? Provide the same clarifying disclosure with respect to the other proposals where similar language appears.

Please respond to the above comments promptly. If you have any questions regarding these comments or your filing in general, please contact me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions